UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 14)

ALLIANCEBERNSTEIN L.P.

(f/k/a Alliance Capital Management L.P.)

(Name of Issuer)

Units of Limited Partnership Interest

(Title of Class of Securities)

N/A

(CUSIP Number)

Anders Malmström

Senior Executive Vice President and Chief Financial Officer

AXA Financial, Inc.

1290 Avenue of the Americas

New York, New York 10104

(212) 554-1234

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

George Stansfield, General Counsel

AXA, 25, avenue Matignon

75008 Paris, France

011-331-40-75-57-00

December 12, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) AXA 98-0342809
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER See Item 5
	8	SHARED VOTING POWER See Item 5
	9	SOLE DISPOSITIVE POWER See Item 5
	10	SHARED DISPOSITIVE POWER See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 170,121,745 - See Item 5 (Not to be construed as an admission of beneficial ownership)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.0% - See Item 5
14	TYPE OF REPORTING PERSON (See Instructions) HC, CO

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS AXA Assurances I.A.R.D. Mutuelle
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER See Item 5
	8	SHARED VOTING POWER See Item 5
	9	SOLE DISPOSITIVE POWER See Item 5
	10	SHARED DISPOSITIVE POWER See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 170,121,745 - See Item 5 (Not to be construed as an admission of beneficial ownership)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.0% - See Item 5
14	TYPE OF REPORTING PERSON (See Instructions) IC

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS AXA Assurances Vie Mutuelle
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER See Item 5
	8	SHARED VOTING POWER See Item 5
	9	SOLE DISPOSITIVE POWER See Item 5
	10	SHARED DISPOSITIVE POWER See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 170,121,745 - See Item 5 (Not to be construed as an admission of beneficial ownership)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.0% - See Item 5
14	TYPE OF REPORTING PERSON (See Instructions) IC

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS AXA Equitable Holdings, Inc. 90-0226248
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER See Item 5
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER See Item 5
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 128,187,163 - See Item 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.2% - See Item 5
14	TYPE OF REPORTING PERSON (See Instructions) HC, CO

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS AXA Financial, Inc. 13-3623351
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 120,027,163 - See Item 5
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 120,027,163 - See Item 5
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 120,027,163 - See Item 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.2% - See Item 5
14	TYPE OF REPORTING PERSON (See Instructions) HC, CO

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS AXA Equitable Financial Services, LLC 52-2197822
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER See Item 5
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER See Item 5
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,994,405 - See Item 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.0% - See Item 5
14	TYPE OF REPORTING PERSON (See Instructions) HC, CO

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS AXA Equitable Life Insurance Company 13-5570651
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER See Item 5
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER See Item 5
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,406,933 - See Item 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.0% - See Item 5
14	TYPE OF REPORTING PERSON (See Instructions) IC, CO

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS ACMC, LLC 13-2677213
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 74,406,933 - See Item 5
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 74,406,933 - See Item 5
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,406,933 - See Item 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.0% - See Item 5
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS AXA AMERICA CORPORATE SOLUTIONS, INC. 36-3044045
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER See Item 5
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER See Item 5
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,160,000 - See Item 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1% - See Item 5
14	TYPE OF REPORTING PERSON (See Instructions) IC, CO

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS COLISEUM REINSURANCE COMPANY 36-2994662
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,160,000 - See Item 5
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 8,160,000 - See Item 5
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,160,000 - See Item 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1% - See Item 5
14	TYPE OF REPORTING PERSON (See Instructions) IC, CO

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) MONY Life Insurance Company of America 86-0222062
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,587,472 - See Item 5
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 2,587,472 - See Item 5
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,587,472 - See Item 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0% - See Item 5
14	TYPE OF REPORTING PERSON (See Instructions) IC, CO

CUSIP No. N/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS AXA-IM HOLDING U.S. INC. 68-0461436
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 41,934,582 - See Item 5
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 41,934,582 - See Item 5
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,934,582 - See Item 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8% - See Item 5
14	TYPE OF REPORTING PERSON (See Instructions) HC, CO

This Amendment No. 14 amends the Statement on Schedule 13D (“Schedule 13D”) initially filed on June 30, 2000 with the Securities and Exchange Commission, as amended by Amendment No. 1 to the Schedule 13D filed on November 27, 2002, Amendment No. 2 to the Schedule 13D filed on March 9, 2004, Amendment No. 3 to the Schedule 13D filed on December 22, 2004 (“Amendment No. 3”), Amendment No. 4 to the Schedule 13D filed on March 7, 2007, Amendment No. 5 to the Schedule 13D filed on December 19, 2008 (“Amendment No. 5”), Amendment No. 6 to the Schedule 13D filed on January 8, 2009, Amendment No.7 to the Schedule 13D filed on April 1, 2009, Amendment No. 8 to the Schedule 13D filed on December 16, 2011, Amendment No. 9 to the Schedule 13D filed on September 23, 2013, Amendment No. 10 to the Schedule 13D filed on December 20, 2013, Amendment No. 11 to the Schedule 13D filed on January 5, 2016, Amendment No. 12 to the Schedule 13D filed on May 1, 2017 (“Amendment No. 12”) and Amendment No. 13 to the Schedule 13D filed on July 3, 2017, each of which was filed by (i) AXA, a company organized under the laws of France, (ii) Finaxa, a holding company organized under the laws of France (through Amendment No. 3), (iii) the Mutuelles AXA (as herein defined), (iv) the Trustees of a Voting Trust (which was dissolved on June 30, 2017), (through Amendment No. 12), (v) AXA Financial, Inc., a Delaware corporation (“AXF”), (vi) AXA Equitable Financial Services, LLC (formerly known as AXA Client Solutions, LLC and AXA Financial Services LLC), a Delaware limited liability company whose sole member is AXF, (vii) AXA Equitable Life Insurance Company (formerly known as The Equitable Life Assurance Society of the United States), a New York stock life insurance company, (viii) Equitable Holdings, LLC, a New York limited liability company whose sole member is AXA Equitable (through Amendment No. 5), (ix) ACMC, LLC, a Delaware limited liability company whose sole member is AXA Equitable (“ACMC”), and (x) ECMC, LLC, a Delaware limited liability company (through Amendment No. 5), which Schedule 13D relates to the units of limited partnership interest (“AB Capital Units”) of AllianceBernstein L.P. (formerly known as Alliance Capital Management L.P.), a Delaware limited partnership (“AllianceBernstein”).

ITEM 2.	IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended by inserting the following at the end thereof:

On October 31, 2017, AXA America Holdings, Inc. changed its name to AXA Equitable Holdings, Inc. (“Equitable Holdings”).

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended by inserting the following paragraph at the end thereof:

Equitable Holdings will use available cash to purchase the Units described in Item 4 below.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended by inserting the following paragraphs at the end thereof.

Exercise of Call Right pursuant to AXA Unit Purchase Agreement

On April 30, 2017, Equitable Holdings entered into a unit purchase agreement (the “Unit Purchase Agreement”) with Peter S. Kraus covering all of the Units beneficially owned by Mr. Kraus. Pursuant to the Unit Purchase Agreement, Equitable Holdings and Mr. Kraus agreed to call and put options, respectively, covering certain Units delivered in accordance with the terms of Mr. Kraus’s employment agreement or with respect to which he had deferred delivery, at specified future market prices if the Units are trading within a specified trading price range, as further described in the Unit Purchase Agreement.

On December 12, 2017, Equitable Holdings exercised its option to purchase 1,240,983 of the Units owned by Mr. Kraus as of the close of business on December 12, 2017 at a purchase price of $24.95. A copy of the Unit Purchase Agreement is attached to this report as Exhibit 9 and is incorporated herein by reference.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a) and (b) are hereby amended by replacing the first paragraph thereof with the below paragraph.

(a) & (b) At the close of business on December 12, 2017 and immediately following the transactions described in Item 4 above, Equitable Holdings beneficially owned directly 2,312,163 Units representing approximately 2.5% of the Units outstanding and did not beneficially own directly any AB Capital Units; AXF did not beneficially own directly any Units and beneficially owned directly 43,032,758 AB Capital Units representing approximately 16.2% of the AB Capital Units outstanding; AXA Equitable did not beneficially own directly any Units or AB Capital Units; ACMC beneficially owned directly 1,444,356 Units representing approximately 1.5% of the Units outstanding and 74,406,933 AB Capital Units representing approximately 28.0% of the AB Capital Units outstanding; AACS did not beneficially own directly any Units or AB Capital Units; Coliseum did not beneficially own directly any Units and beneficially owned directly 8,160,000 AB Capital Units representing approximately 3.1% of the AB Capital Units outstanding; MLOA did not beneficially own directly any Units and beneficially owned directly 2,587,472 AB Capital Units representing approximately 1.0% of the AB Capital Units outstanding; and AXA-IM Holding did not beneficially own directly any Units and beneficially owned directly 41,934,582 AB Capital Units representing approximately 15.8% of the AB Capital Units outstanding. Equitable Holdings, ACMC, AXF, AACS, Coliseum, MLOA and AXA-IM Holding have the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of each of their respective directly owned Units and AB Capital Units. By reason of its ownership interest in AXF, AXFS, ACMC, AXA Equitable, MLOA and Coliseum, Equitable Holdings may be deemed to beneficially own indirectly, and to have voting and dispositive power with respect to the 1,444,356 Units owned directly by ACMC which, together with the 2,312,163 Units owned directly by Equitable Holdings, represent approximately 4.0% of the Units outstanding, and the 74,406,933 AB Capital Units owned directly by ACMC, the 43,032,758 AB Capital Units owned directly by AXF, the 8,160,000 AB Capital Units owned directly by Coliseum and the 2,587,472 AB Capital Units owned directly by MLOA, which collectively represent approximately 48.2% of the AB Capital Units outstanding. By reason of its ownership interest in AXFS, ACMC and MLOA, AXF may be deemed to beneficially own indirectly, and to have voting and dispositive power with respect to the 1,444,356 Units owned directly by ACMC representing approximately 1.5% of the Units outstanding, and the 74,406,933 AB Capital Units owned directly by ACMC and the 2,587,472 AB Capital Units owned directly by MLOA, which, together with the 43,032,758 AB Capital Units owned directly by AXF, represent approximately 45.2% of the AB Capital Units outstanding. By reason of its ownership interest in ACMC, AXA Equitable may be deemed to beneficially own indirectly, and to have voting and dispositive power with respect to, the 1,444,356 Units owned directly by ACMC representing approximately 1.5% of the Units outstanding, and the 74,406,933 AB Capital Units owned directly by ACMC representing 28.0% of the AB Capital Units outstanding. By reason of its ownership interest in ACMC, AXA Equitable and MLOA, AXFS may be deemed to beneficially own indirectly, and to have voting and dispositive power with respect to, the 1,444,356 Units owned directly by ACMC representing approximately 1.5% of the Units outstanding, and the 74,406,933 AB Capital Units owned directly by ACMC, and the 2,587,472 AB Capital Units owned directly by MLOA which collectively represent approximately 29.0% of the AB Capital Units outstanding.

ITEM 7.	Material to be Filed as Exhibits

Exhibit 1	Filing Agreement with respect to the Schedule 13D among the Reporting Persons (incorporated by reference to Exhibit 17 to the Schedule 13D filed with the Securities and Exchange Commission on August 4, 1992)

Exhibit 2	Power of Attorney with respect to AXA (incorporated by reference to Exhibit 13 filed with Amendment No. 19 to the AB Holding Schedule 13D on January 5, 2016)

Exhibit 3	Power of Attorney with respect to AXA Assurances I.A.R.D. Mutuelle (incorporated by reference to Exhibit 14 filed with Amendment No. 19 to the AB Holding Schedule 13D on January 5, 2016)

Exhibit 4	Power of Attorney with respect to AXA Assurances VIE Mutuelle (incorporated by reference to Exhibit 15 filed with Amendment No. 19 to the AB Holding Schedule 13D on January 5, 2016)

Exhibit 5	Power of Attorney with respect to AXA Equitable Holdings, Inc. (incorporated by reference to Exhibit 16 filed with Amendment No. 19 to the AB Holding Schedule 13D on January 5, 2016)

Exhibit 6	Power of Attorney with respect to AXA America Corporate Solutions, Inc. (incorporated by reference to Exhibit 22 filed with Amendment No. 19 to the AB Holding Schedule 13D on January 5, 2016)

Exhibit 7	Power of Attorney with respect to Coliseum Reinsurance Company (incorporated by reference to Exhibit 23 filed with Amendment No. 19 to the AB Holding Schedule 13D on January 5, 2016)

Exhibit 8	Power of Attorney with respect to AXA-IM Holding U.S. Inc. (incorporated by reference to Exhibit 24 filed with Amendment No. 19 to the AB Holding Schedule 13D)

Exhibit 9	Unit Purchase Agreement between Peter S. Kraus and AXA Equitable Holdings, Inc. (incorporated by reference to Exhibit 10.4 to AllianceBernstein L.P.’s Current Report on Form 8-K filed on May 1, 2017)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 13, 2017

AXA

AXA ASSURANCES I.A.R.D. MUTUELLE

AXA ASSURANCES VIE MUTUELLE

AXA AMERICA CORPORATE SOLUTIONS, INC.

COLISEUM REINSURANCE COMPANY

AXA-IM HOLDING U.S. INC.

By:	/s/ Anders Malmström
Name:	Anders Malmström
Title:	Attorney-in-Fact

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 13, 2017

AXA EQUITABLE HOLDINGS, INC.

By:	/s/ Anders Malmström
Name:	Anders Malmström
Title:	Senior Executive Vice President and Chief Financial Officer

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 13, 2017

AXA FINANCIAL, INC.

By:	/s/ Anders Malmström
Name:	Anders Malmström
Title:	Senior Executive Vice President and Chief Financial Officer

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 13, 2017

AXA EQUITABLE FINANCIAL SERVICES, LLC

By:	/s/ Anders Malmström
Name:	Anders Malmström
Title:	Senior Executive Director and Chief Financial Officer

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 13, 2017

AXA EQUITABLE LIFE INSURANCE COMPANY

By:	/s/ Anders Malmström
Name:	Anders Malmström
Title:	Senior Executive Director and Chief Financial Officer

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 13, 2017

ACMC, LLC

By:	/s/ Anders Malmström
Name:	Anders Malmström
Title:	Chairman, President and Chief Executive Officer

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 13, 2017

MONY LIFE INSURANCE COMPANY OF AMERICA

By:	/s/ Anders Malmström
Name:	Anders Malmström
Title:	Senior Executive Vice President and Chief Financial Officer